Exhibit 4.10

EXCLUSIVE SERVICE SUPPLEMENTARY AGREEMENT AMENDMENT

This EXCLUSIVE SERVICE SUPPLEMENTARY AGREEMENT AMENDMENT (this “ SUPPLEMENT AGREEMENT AMENDMENT”) is entered into as of February 25, 2021 (“SIGNING DATE”) in Jiuquan City, the People’s Republic of China (“CHINA” or “PRC”) by and among the following Parties:

(1)CHENGDU QILIAN TRADING Co., Ltd. (“CHENGDU QILIASN TRADING”), a limited liability company legally established under the laws of PRC, REGISTERED ADDRESS: 3rd Floor, Building F-19, Qingyang  Industrial Headquarters Base, No. 189 Tengfei Avenue, Qingyang District, Chengdu City, Sichuan Province.

(2)GANSU QILIANSHAN PHARMACEUTICAL Co.,Ltd. （ “GANSU QLS”), a limited liability company legally established under the laws of PRC, REGISTERED ADDRESS: Jiuquan Economic and Technological Development Zone,Jiuquan City, Gansu Province, People’s Republic of China.

(In this Supplementary Agreement Amendment, Chengdu Qilian Trading and Gansu QLS shall hereinafter be referred to as a “PARTY” individually, and collectively “PARTIES”.)

WHEREAS:

Both Parties signed the “Exclusive Service Agreement”(the“Original Agreement”) on May 20, 2019. Both Parties signed the “Exclusive Service Supplementary Agreement ” on August 27,2019 After friendly negotiation, the parties have made the following amendments to the service fees agreed in the Original Agreement for mutual compliance.

Jiang Yubin, the original shareholder of GANSU QLS, owns 704,512 shares of GANSU QLS shares, accounting for 0.917% of the total share capital of GANSU QLS shares of 76.8 million shares, and signed the VIE Agreements on November 15, 2020. The equity pledge registration procedures were completed on November 19, 2020.

With the consent of both parties, the Amendment of relevant provision of the Exclusive Service Supplementary Agreement as follows:

According to Article 3.1 of the Original Agreement, the amount of service fees shall be the remaining amount of Gansu QLS’s profit before tax after deducting relevant costs and reasonable expenses. After negotiation by the Parties, the afore-mentioned agreement shall be revised to “ the amount of services fees 98.297% of net profits of Gansu QLS, with the percentage being the proportion of shares of Gansu QLS which are held by shareholders having signed the VIE Agreements, among the total shares of Gansu QLS”.

The Amendment to this“ SUPPLEMENT AGREEMENT” is that According to Article 3.1 of the Original Agreement, the amount of service fees shall be the remaining amount of Gansu QLS’s profit before tax after deducting relevant costs and reasonable expenses. After negotiation by the Parties, the afore-mentioned agreement shall be revised to “ the amount of services fees 99.214% of net profits of Gansu QLS, with the percentage being the proportion of shares of Gansu QLS which are held by shareholders having signed the VIE Agreements, among the total shares of Gansu QLS”.

Other provisions are invariable.